December 15, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Frank Knapp / Joyce Sweeney
 Kathleen Collins

Re:                             Qunar Cayman Islands Limited
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed on April 29, 2015
Form 6-K
Filed on November 23, 2015
File No. 001-36144
SEC Comment Letter dated December 1, 2015

Ladies and Gentlemen:

On behalf of Qunar Cayman Islands Limited (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated December 1, 2015, relating to the Company’s Form 20-F filed with the SEC on April 29, 2015 (the “2014 20-F”) and Form 6-K filed with the SEC on November 23, 2015.

The text of the Staff’s comments is set forth in italics below, followed by the Company’s responses in regular type.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 4. Information on the Company

B. Business Overview

Our User Services, page 53

1. We note your disclosure that based on your cohort analysis of mobile users you have observed that mobile users stay active on your platform for a long period of time and they have increasing rates of transactions the longer they stay on your platform. In your fourth quarter 2014 earnings call, management indicates that you closely track mobile user behavior, specifically mobile transaction users by their cohort. We further note that in your fourth quarter and subsequent earnings calls you discuss and provide certain quantitative information regarding your cohort analyses. Please tell us what consideration was given to providing quantitative information regarding your cohort analyses. In addition, tell us what consideration was given to separately quantifying, if determinable, the revenues from existing and new users in your Operating Results disclosure to provide an understanding of the impact of user retention on your results of operations. Refer to Item 5.A of Form 20-F.

Response to Comment 1:

The Company acknowledges the Staff’s comment and notes that there are two principal components to the quantitative information regarding mobile user cohort analysis: (1) transaction frequency, which is the average number of transactions completed by each cohort group on the Company’s mobile platform within a particular period, and (2) retention ratio, which is the number and percentage of users that return to transact on the Company’s mobile platform in subsequent periods after initial acquisition.

As the Staff has noted, the Company has provided a qualitative discussion regarding transaction frequency in relation to the length of time mobile users stay active on the Company’s platform in the 2014 20-F. The Company undertakes to include additional quantitative information regarding cohort analysis of mobile users on an annual basis in its future filings of annual reports on Form 20-F.

The Company further respectfully advises the Staff that the Company undertakes to include a discussion of the Company’s mobile revenues from new and existing users based on cohort data in its future filings of annual reports on Form 20-F.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization, Page F-8

2. We note your disclosure on page F-12 of the carrying amounts and classifications of the assets and liabilities of Affiliated PRC Entities. Please tell us what consideration was given to expanding your disclosure to present the carrying amounts and classification of the VIEs´ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOEs for accrued service fees, if any. In addition, you should describe the recognized and unrecognized revenue-producing assets that are held by the VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-2AA.d and 50-5A.d.

Response to Comment 2:

In response to the Staff’s comment, the Company intends to expand the presentation of the carrying amounts and classification of the Affiliated PRC Entities’ assets and liabilities to show the principal line items comprising the current assets, non-current assets, current liabilities and non-current liabilities of such entities, as well as include disclosure regarding any intercompany payables for Beijing Qunar Software Technology Company Limited (the “WFOE”) for accrued service fees, in the notes to the Company’s financial statements in its future filings of annual reports on Form 20-F.

The Company supplementally advises the Staff that, based on the Exclusive Technical Consulting and Services Agreement, the WFOE charges the Affiliated PRC Entities service fees based on a predetermined formula with reference to the financial performances of the Affiliated PRC Entities. The service fees can be adjusted by the WFOE unilaterally. No service fee was charged to the Affiliated PRC Entities by the WOFE for the years ended December 31, 2012, 2013 and 2014 based on the predetermined formula as the Affiliated PRC Entities did not generate sufficient profit.

The Company further respectfully advises the Staff that recognized revenue-producing assets held by the Affiliated PRC Entities mainly consist of computers, office and network equipment and software. The unrecognized revenue-producing assets held by the Affiliated PRC Entities mainly consist of licenses, domain names and trademarks which did not meet the recognition criteria set forth in ASC 350-30-25.  In response to the Staff’s comment, the Company proposes to expand Note 1 of its financial statements to incorporate the foregoing information in its future Form 20-F filings.

Form 6-K filed November 23, 2015

3. Please describe for us the exchange program that will provide Qunar employees the option to exchange vested share-based awards, converted business unit incentive points, and other share incentives for Ctrip ordinary shares. Describe the “other share incentives” included in the exchange program, clarifying whether these are vested incentives. Please tell us the potential financial reporting impact, if any, as a result of such exchanges and your basis for this treatment, citing the specific accounting guidance upon which you rely.

The Company respectfully advises the Staff that, on October 26, 2015, Baidu, Inc. (“Baidu”), the then largest shareholder of the Company, sold most of its ownership interest in the Company to Ctrip.com International, Ltd. (“Ctrip”) via a share exchange at the ratio of 1 Qunar ADS for 0.725 Ctrip ADSs.  As a result of the transaction between Ctrip and Baidu, Ctrip became Qunar’s largest shareholder. In order to continue to incentivize the employees of Qunar, in November 2015 Qunar and Ctrip agreed to a share exchange program (the “Share Exchange”), which provides for (a) Qunar ADSs and ordinary shares that are currently held by Qunar employees, and Qunar ADSs and ordinary shares that are issued upon the exercise of vested share-based awards, (b) converted business unit incentive points and (c) other share incentives, when vested, to be exchanged into Ctrip ADSs at the same conversion ratio used in the October 2015 transaction between Ctrip and Baidu. Other share incentives included in the Share Exchange primarily include (i) unvested share-based awards previously granted under the Company’s then existing share plan, the Amended and Restated 2007 Share Plan (the “2007 Share Plan”), (ii) unvested share-based awards previously granted under the 2007 Share Plan that had their vesting schedules accelerated as a result of the Share Exchange, and (iii) new awards that have been granted pursuant to the Company’s 2015 Share Plan, which was adopted on November 18, 2015, primarily for the purpose of further incentivizing Qunar employees.

The Company respectfully advises the Staff that it is in the process of assessing the impact that the Share Exchange will have on the Company’s financial reporting for the year ending December 31, 2015.  The Company has preliminarily determined based on the information currently available to it that it would account for the Share Exchange following the guidance under modification of an award in accordance with ASC 718-20-35, Awards Classified as Equity — Subsequent Measurement, as summarized below. Although not explicitly addressed in ASC 718, Compensation - Stock Compensation (“ASC 718”), the Company’s management is of the view that, similar to what was required by FASB Interpretation 44, the accounting model for employee share-based awards should apply to parent company stock awards granted to employees of a consolidated subsidiary in that subsidiary’s separate financial statements. The parent company is considered an economic interest holder in the subsidiary and, therefore, the subsidiary should account for the awards granted by the parent in the same manner as if the subsidiary granted the awards in accordance with ASC 718. For each of the vested share-based awards, converted business unit incentive points and other share incentives, the accounting treatments preliminarily determined by the Company are listed below. The Company is also currently assessing the appropriate measurement date for the Share Exchange for each type of award discussed below, which cover the three types of employee awards mentioned above.

a)             Vested share-based awards.  For the exchange of (i) the outstanding Qunar ordinary shares or ADSs beneficially owned by Qunar employees, and (ii) Qunar ordinary shares and ADSs that are issued upon the exercise of the vested and outstanding share-based awards previously granted under the 2007 Share Plan, the Company will immediately recognize in the statement of comprehensive loss the incremental compensation cost resulting from the modification.

b)             Converted business unit incentive points. As disclosed in the Company’s 2014 20-F, business unit points previously issued to incentivize employees were not considered to be granted to employees based on ASC 718-10-25-5, Recognition - Determining the Grant Date.  In connection with the Share Exchange, all of the business unit points held by Qunar employees are to be converted into vested and unvested Qunar options at a fixed ratio that are then exercised to obtain Qunar shares, which are exchangeable into Ctrip ADSs.

The Company believes that the conversion of business unit points into vested Qunar options and the subsequent exchange into Ctrip ADSs is in effect a grant of Ctrip awards with no requisite service and the related compensation cost shall be measured and recognized immediately in the statement of comprehensive loss on the date of grant.

The Company believes that the conversion of business unit points into unvested Qunar options and the subsequent exchange into Ctrip ADSs is in effect a grant of Ctrip awards with service condition.  The related compensation cost shall be measured at the fair value of the Ctrip awards on the grant date and recognized using the straight-line method over the requisite service periods for such awards.

c)              Other share incentives:

i.                  For the exchange of Qunar ordinary shares and ADSs that are issued upon the exercise, when such awards are vested, of unvested share-based awards previously granted under the 2007 Share Plan, in addition to the recognition of any remaining unrecognized compensation cost from the original issuance over the remaining requisite service period, the Company will recognize in the statement of comprehensive loss incremental compensation cost, if any, for probable-to-probable modification during the remaining requisite service period.

ii.               For the exchange of Qunar ordinary shares and ADSs that are issued upon the exercise of the unvested share-based awards previously granted under the Company’s 2007 Share Plan that had their vesting schedules accelerated as a result of the Share Exchange, any remaining unrecognized compensation cost from the original issuance and any incremental compensation cost determined for the exchange shall be immediately recognized in the statement of comprehensive loss upon the accelerated vesting.

iii.            For the exchange of Qunar ordinary shares and ADSs that are issued upon the exercise, when such awards are vested, of any newly granted and unvested share-based awards under the Company’s 2015 Share Plan, share-based compensation costs are measured at the fair value of Ctrip awards on the grant date. The Company will recognize share-based compensation costs using the straight-line method over the requisite service periods for such awards.

The Company respectfully advises the Staff that it will make the appropriate disclosure on the financial impact of the Share Exchange program in its Form 20-F for the year ended December 31, 2015.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please contact me at fax number (86-10) 5760-3001 or email address yilu.zhao@qunar.com.

Very truly yours,

/s/ Yilu Zhao

Yilu Zhao
Chief Financial Officer
Qunar Cayman Islands Limited

cc:                                Paul W. Boltz, Ropes & Gray

Xiaolu Zhu, Qunar Cayman Islands Limited